

September 27, 2012

<u>Via E-mail</u>
Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
One PPG Place
Pittsburgh, Pennsylvania 15222

> **Re: H. J. Heinz Company**
> **Form 10-K for the Fiscal Year Ended April 29, 2012**
> **Filed June 15, 2012**
> **File No. 1-03385**

Dear Mr. Winkleblack:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We are aware of an August 2010 news article indicating that Heinz ketchup is available in Cuba, and a March 2012 news article reporting that Heinz ketchup is available in Iran. In addition, you state on page 70 of your Form 10-K that you operate in Africa and the Middle East, regions generally understood to include Sudan and Syria. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through direct or indirect arrangements, since your letter to us dated March 27, 2009. Your response should describe any products you have provided to those countries, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance